

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2013

Via E-mail
Mr. Tal Gilat
President and Chief Executive Officer
Inksure Technologies Inc.
18 East 16th Street, Suite 307
New York, New York 10003

> **Re: Inksure Technologies Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2013**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-24431**

Dear Mr. Gilat:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please include with your amended preliminary proxy statement, information about the acquiring and acquired companies in compliance with Item 14 of Schedule 14A including Item 14 (a)(4), (b)(8)-(11).

2. Please note that the completion of our review of your proxy statement is subject to the completion of our review of your Form 10-K for the fiscal year ended December 31, 2012.

Proxy Statement Cover Page

3. We note that you have checked the "No fee required" box, even though the transaction involves the sale of substantially all of your assets. Please advise, or otherwise revise your disclosure and tell us how you are complying with Exchange Act Rules 14a- 6(i) and 0-11.

Letter to Stockholders and Notice of Annual Meeting of Stockholders

4. Because this letter to stockholders also serves as soliciting material, strive for a balanced presentation. Where you include the boards' recommendation here and elsewhere, disclose with equal prominence that board members will directly benefit from the transactions.

Interests of Certain Persons in the Asset Sale, page 36

5. Please confirm that your President and Chief Executive Officer is the only officer or director to have an interest in this transaction as disclosed on page 11. Otherwise, please disclose individually and in the aggregate the amount of each of your officers and directors' interests.

Proxy Card

6. Please revise to indicate that the forms of proxy are preliminary copies. Refer to Rule 14a-6(e)(1) of the Exchange Act.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Note 5 – Discontinued Operations, page F-11

7. You disclosed that your board of directors decided to discontinue all further research and development projects which were not directly related to your core business of anti-counterfeiting and brand protection, including Radio Frequency Identification and SARCode. Please provide the following:

    •   Please tell us how you determined that projects not directly related to your core business were components of an entity pursuant to ASC 205-20-20;

    •   Please also tell us how you determined that you met the requirements of ASC 205-20-45-1 for classifying your activities of projects not related to your core business as discontinued operations; and

- You have included general and administrative expenses of $226,000 and $100,000 in fiscal 2012 and 2011. Given that these expenses were incurred subsequent to 2010, please tell us what these expenses represent and how you determined that these expenses should be classified as discontinued operations. Please specifically address whether these expenses are direct or indirect cash flows pursuant to ASC 205-20-55-9 to 55-18. Please also address whether or not these expenses represent continuing involvement pursuant to ASC 205-20-45-1(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Dadi Avner, CFO